October 14, 2010
Via EDGAR and by Facsimile
Mr. Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (File No. 001-15028)
Dear Mr. Kempf:
China Unicom (Hong Kong) Limited (the “Company”) received on October 6, 2010 (Beijing/HongKong Time) the comment letter from the staff of the Division of Corporation Finance, dated September 30, 2010 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2010. The Company wishes to thank you and the other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your comments.
The Company noted that the SEC staff requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and had a telephone conversation with the SEC staff discussing those comments on October 13, 2010. The Company is currently in the process of preparing written responses to the comments and, as mentioned to the SEC staff on the October 13 telephone call, expects to submit the responses via EDGAR on or before October 29, 2010. The Company would be grateful if the staff could accommodate this request.

Mr. Joseph M. Kempf	-2-

Thank you again for your time. Please contact me (tel: +852 2121-3220; fax: +852 2121-3232; email: karrychu@chinaunicom.com.hk), or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2280; email: weic@sullcrom.com), with any questions you may have.

Sincerely,
/s/ CHU Ka Yee
CHU Ka Yee
Company Secretary

cc:
Messrs. Larry Spirgel
     Robert S. Littlepage
(Securities and Exchange Commission)

Messrs. Chang Xiaobing
     Tong Jilu
(China Unicom (Hong Kong) Limited)

Ms. Chun Wei
(Sullivan & Cromwell LLP)

Mr. Stephen Wong
Ms. Brenda Tam
(PricewaterhouseCoopers)

CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018       Fax: (852) 2126 2016       Website: www.chinaunicom.com.hk